Exhibit 99.1

ROYALTY PHARMA ANNOUNCES TRANSFORMATIVE STEP IN
COMPANY’S EVOLUTION WITH ACQUISITION OF ITS EXTERNAL
MANAGER AND $3 BILLION SHARE REPURCHASE PROGRAM

•	Royalty Pharma plc to become an integrated company by acquiring its external manager, RP Management, LLC

•	Significant annual cash savings of greater than $100 million in 2026 growing to over $175 million in 2030, with cumulative savings of more than $1.6 billion over ten years

•	Simplified structure to benefit shareholders through strengthened shareholder alignment, enhanced governance and increased economic return on investments

•	Board authorized a $3 billion share repurchase program; $2 billion of shares intended to be repurchased in 2025 subject to market conditions

•	Maintain significant capacity for new royalty transactions and remain committed to mid-single digit percentage annual dividend growth and investment grade credit rating

•	Royalty Pharma to host investor call today, Friday, January 10, 2025 at 8:30am ET

NEW YORK, NY, January 10, 2025 – Royalty Pharma plc (Nasdaq: RPRX) today announced two major steps to enhance shareholder value.

•	First, the Board of Directors has agreed to acquire its external manager, RP Management, LLC (the “Manager”). This transaction to simplify Royalty Pharma’s corporate structure is expected to result in multiple benefits for shareholders. On a financial basis, the acquisition is expected to reduce costs and enhance economic returns on investments. Specifically, the acquisition will generate cash savings of greater than $100 million in 2026 and greater than $175 million in 2030, and drive cumulative savings of greater than $1.6 billion over ten years. The acquisition also increases shareholder alignment, enhances corporate governance, ensures management continuity, and simplifies Royalty Pharma’s corporate structure.

•	Second, the Board has approved a new $3 billion share repurchase program as part of the company’s evolving approach to returning capital to shareholders. In 2025, the company intends to repurchase $2 billion of shares, subject to market conditions. The total value of shares repurchased will depend on the discount to the intrinsic value at which the shares are trading.

Henry Fernandez, lead independent director of Royalty Pharma’s Board of Directors and Chairman and Chief Executive Officer of MSCI Inc., said “the Board of Directors of Royalty Pharma is pleased to announce this transaction which it believes increases shareholder alignment and enhances corporate governance. Coupled with the new $3 billion share repurchase authorization, we expect these actions to drive shareholder value creation over the long-term.”

Pablo Legorreta, founder and Chief Executive Officer of Royalty Pharma commented, “We see the internalization of RP Management as a highly compelling next step in the evolution of our business which will yield many financial and strategic benefits to shareholders. We are also planning to significantly increase our share repurchases given the discount at which our shares are trading relative to intrinsic value. Our strong balance sheet and healthy cash flow will allow us to execute this plan while continuing to add attractive new royalties to our portfolio.”

Key Strategic Benefits to Shareholders

The internalization transaction is expected to provide multiple significant benefits to shareholders including:

•	Significant Savings: Cash savings are expected to be greater than $100 million in 2026 and greater than $175 million in 2030, compared to the status quo, with cumulative savings of greater than $1.6 billion over ten years. These savings will increase Portfolio Cash Flow that can be redeployed into value-enhancing royalty acquisitions and returned to shareholders.

•	Enhanced Alignment: A majority of the total consideration expected to be paid for the acquisition of the Manager consists of equity vesting over 5 to 9 years, replacing cash bonuses to senior management through 2033. Extinguishing the management fee largely for equity further strengthens alignment between management and shareholders.

•	Increased Investment Returns: The internalization of the Manager and the resulting extinguishment of the management fee will immediately enhance returns to shareholders on investments.

•	Management Continuity: All employees of the Manager will become part of the integrated company, ensuring long-term continuity of personnel and operations, with 5 to 9 year vesting of the equity consideration to maximize employee retention.

•	Improved Governance: The Board will have greater oversight over executive compensation and succession, furthering Royalty Pharma's commitment to robust governance practices.

•	Simplification: The new integrated structure will reduce complexity, ease comparability with other companies, and enhance transparency.

•	Potential to Expand Shareholder Base and Enhance Valuation Over Time: Royalty Pharma has received feedback from investors that its externally managed structure is an impediment to investing in Royalty Pharma. Internalizing the Manager, with all the benefits described above, has the potential to expand Royalty Pharma’s shareholder base and enhance the company’s valuation over time.

RP Management Internalization Transaction Terms

Royalty Pharma will acquire the Manager for approximately 24.5 million shares of Royalty Pharma equity that will vest over 5 to 9 years, approximately $100 million in cash1, and the assumption of $380 million of existing Manager debt. The total transaction value of approximately $1.1 billion (based on the closing price of Royalty Pharma plc common stock of $26.20 on January 8, 2025), with the majority paid in long-term deferred equity, is expected to be more than offset by cumulative cash savings of greater than $1.6 billion over the next ten years. The equity component will represent approximately 4% of shares outstanding, assuming all shares vest.

1 The cash component of the consideration consists of $200 million in cash less the amount of the management fees paid to the Manager from January 1, 2025 through the closing of the transaction. The transaction is estimated to close during the second quarter of 2025 and the management fee paid through the closing is expected to be approximately $100 million.

Royalty Pharma plc will continue to be obligated to pay Equity Performance Awards (which are based on long-term investment performance) on existing and future investments on the current terms.

The closing of the internalization transaction will be subject to shareholders’ approval of the issuance of the share consideration and other customary closing conditions, including required regulatory approvals. Members of the Board of Directors and management of Royalty Pharma who control approximately 25% of the fully diluted shares of Royalty Pharma have agreed to vote in favor of the transaction. The transaction is expected to close during the second quarter of 2025.

Increased Share Repurchase Program

Royalty Pharma plc’s Board of Directors has approved a $3 billion share repurchase program. Reflecting the company’s confidence in its strong fundamental outlook, the company intends to repurchase $2 billion of shares in 2025, subject to market conditions. The total value of shares repurchased will depend on the discount to the intrinsic value at which the shares are trading. This $3.0 billion share repurchase program replaces the unused $465 million of the company’s original $1.0 billion share repurchase program that was announced in March 2023.

Maintaining Guidance for New Royalty Investments, Dividend Policy, and Commitment to Investment Grade Credit Rating

Royalty Pharma will maintain the financial capacity to execute on its previously announced guidance for average annual capital deployment of between $2.0 and $2.5 billion per year. Royalty Pharma also remains committed to growing its dividend by mid-single digit percentages annually and maintaining its investment grade credit rating.

Background on the Manager

Royalty Pharma has been externally managed since its founding in 1996, and the Manager conducts all aspects of Royalty Pharma’s business and operations. The Manager is owned by Pablo Legorreta and other members of senior management. Prior to this transaction, Royalty Pharma had no employees, but instead relied on the employees of the Manager to manage the business. Royalty Pharma currently pays the Manager a quarterly management fee of 6.5% of Portfolio Receipts and 0.25% of the value of security investments. The management fee expense is reported within General and administrative expenses in Royalty Pharma’s consolidated statements of operations and the cash paid is reported as Payments for operating and professional costs on its consolidated statements of cash flows and within its non-GAAP liquidity measures. Following the closing of the internalization transaction, Royalty Pharma will cease to be externally managed and will operate as an integrated company with all current employees of the Manager becoming employees of Royalty Pharma.

Prior to 2024, Pablo Legorreta was the sole owner of the Manager. In early 2024, with a view to further institutionalizing the Manager and creating an orderly path for long-term succession and management continuity, 35 members of the management team were granted equity interests in the Manager that vest over 10 years. Members of management other than Pablo Legorreta will receive approximately 50% of the equity consideration issued in the internalization transaction. That equity will continue to vest through 2033, creating a powerful retention and incentivization tool, enhancing the partnership culture at the company, and further aligning management’s compensation with long-term shareholder returns. In addition, Pablo Legorreta’s ownership in the Manager was not subject to vesting prior to the internalization transaction as he was the founder of the Manager. However, instead of receiving his share of the equity issued in the internalization transaction outright upon closing, Pablo Legorreta agreed that the shares of Royalty Pharma he will receive will vest over five years.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor and Davis Polk & Wardwell LLP is serving as legal counsel to the Board of Royalty Pharma plc. Evercore is serving as financial advisor and Akin Gump LLP is serving as legal counsel to RP Management, LLC. BofA Securities, Inc. is also providing financial advice to Royalty Pharma plc.

Conference Call

Royalty Pharma will host a conference call and simultaneous webcast to discuss the transaction today, Friday, January 10th at 8:30 a.m. Eastern Time. Please visit the “Investors” page of the company’s website at https://www.royaltypharma.com/investors/events/ to obtain conference call information and to view the live webcast. A replay of the conference call and webcast will be archived on the company’s website for at least 30 days.

About Royalty Pharma

Founded in 1996, Royalty Pharma is the largest buyer of biopharmaceutical royalties and a leading funder of innovation across the biopharmaceutical industry, collaborating with innovators from academic institutions, research hospitals and non-profits through small and mid-cap biotechnology companies to leading global pharmaceutical companies. Royalty Pharma has assembled a portfolio of royalties which entitles it to payments based directly on the top-line sales of many of the industry’s leading therapies. Royalty Pharma funds innovation in the biopharmaceutical industry both directly and indirectly – directly when it partners with companies to co-fund late-stage clinical trials and new product launches in exchange for future royalties, and indirectly when it acquires existing royalties from the original innovators. Royalty Pharma’s current portfolio includes royalties on more than 35 commercial products, including Vertex’s Trikafta, GSK’s Trelegy, Roche’s Evrysdi, Johnson & Johnson’s Tremfya, Biogen’s Tysabri and Spinraza, AbbVie and Johnson & Johnson’s Imbruvica, Astellas and Pfizer’s Xtandi, Novartis’ Promacta, Pfizer’s Nurtec ODT and Gilead’s Trodelvy, and 14 development-stage product candidates. For more information, visit www.royaltypharma.com.

Forward-Looking Statements

The information set forth herein does not purport to be complete or to contain all of the information you may desire. Statements contained herein are made as of the date of this document unless stated otherwise, and neither the delivery of this document at any time, nor any sale of securities, shall under any circumstances create an implication that the information contained herein is correct as of any time after such date or that information will be updated or revised to reflect information that subsequently becomes available or changes occurring after the date hereof. This document contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of Royalty Pharma’s strategies, financing plans, growth opportunities, market growth, and plans for capital deployment, plus the benefits of the internalization transaction, including cash savings, enhanced alignment with shareholders, increased investment returns, expectations regarding management continuity, transparency and governance, and the benefits of simplification to its structure. In some cases, you can identify such forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “target,” “forecast,” “guidance,” “goal,” “predicts,” “project,” “potential” or “continue,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of Royalty Pharma’s performance, and you should not place undue reliance on such statements, including because the internalization transaction is subject to shareholder approval. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, and other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of Royalty Pharma’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this document are made only as of the date hereof. Royalty Pharma does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference Royalty Pharma’s reports and documents filed with the U.S. Securities and Exchange Commission (“SEC”) by visiting EDGAR on the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the transaction, Royalty Pharma will file with the SEC a proxy statement on Schedule 14A. The definitive proxy statement will be sent to the stockholders of Royalty Pharma seeking their approval of the transaction and other related matters.

Investors and security holders are urged to read the proxy statement on schedule 14A when it becomes available, as well as any other relevant documents filed with the SEC in connection with the transaction or incorporated by reference into the proxy statement, because they will contain important information regarding Royalty Pharma, the transaction and related matters.

Investors and security holders may obtain free copies of these documents, including the proxy statement, and other documents filed with the SEC by the Company through the website maintained by the SEC at https://www.sec.gov/edgar/browse/?CIK=1802768&owner=exclude. Copies of documents filed with the SEC by Royalty Pharma will be made available free of charge by accessing its website at https://www.royaltypharma.com/investors/ or by contacting Royalty Pharma via email by sending a message to ir@royaltypharma.com.

Participants in the Solicitation

Royalty Pharma and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Royalty Pharma in connection with the transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Royalty Pharma and other persons who may be deemed to be participants in the solicitation of stockholders of Royalty Pharma in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement related to the transaction, which will be filed with the SEC. Information about the directors and executive officers of Royalty Pharma and their ownership of Royalty Pharma common stock is also set forth in Royalty Pharma’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 25, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1802768/000114036124022029/ny20020881x1_def14a.htm) and in Royalty Pharma’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1802768/000180276824000012/rprx-20231231.htm). Information about the directors and executive officers of Royalty Pharma, their ownership of the Royalty Pharma common stock, and Royalty Pharma’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Stockholder Matters” included in Royalty Pharma’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 15, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1802768/000180276824000012/rprx-20231231.htm), and in the sections entitled “Certain Relationships and Related Party Transactions,” and “Security Ownership of Certain Beneficial Owners,” included in the Company’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 25, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1802768/000114036124022029/ny20020881x1_def14a.htm). Additional information regarding the interests of such participants in the solicitation of proxies in respect of the transaction will be included in the proxy statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Portfolio Receipts

Portfolio Receipts is a key performance metric that represents our ability to generate cash from our portfolio investments, the primary source of capital that we can deploy to make new portfolio investments. Portfolio Receipts is defined as the sum of Royalty Receipts and Milestones and other contractual receipts. Royalty Receipts includes variable payments based on sales of products, net of contractual payments to the legacy non-controlling interests, that are attributed to Royalty Pharma.

Milestones and other contractual receipts include sales-based or regulatory milestone payments and other fixed contractual receipts, net of contractual payments to legacy non-controlling interests, that are attributed to Royalty Pharma. Portfolio Receipts does not include proceeds from equity securities or proceeds from purchases and sales of marketable securities, neither of which are central to our fundamental business strategy.

Portfolio Receipts is calculated as the sum of the following line items from our GAAP statements of cash flows: Cash collections from financial royalty assets, Cash collections from intangible royalty assets,

Other royalty cash collections, Proceeds from available for sale debt securities and Distributions from equity method investees less Distributions to legacy non-controlling interests - Portfolio Receipts, which represent contractual distributions of Royalty Receipts, milestones and other contractual receipts to RPSFT and the Legacy Investors Partnerships. Distributions to RPSFT substantially ended in December 2023 when we acquired the remaining interest in RPCT held by RPSFT.

Use of Non-GAAP Measures

Adjusted EBITDA and Portfolio Cash Flow are non-GAAP liquidity measures that exclude the impact of certain items and therefore have not been calculated in accordance with GAAP.

Management believes that Adjusted EBITDA and Portfolio Cash Flow are important non-GAAP measures used to analyze liquidity because they are key components of certain material covenants contained within Royalty Pharma’s credit agreement. Royalty Pharma cautions readers that amounts presented in accordance with the definitions of Adjusted EBITDA and Portfolio Cash Flow may not be the same as similar measures used by other companies or analysts. These non-GAAP liquidity measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for the analysis of Royalty Pharma’s results as reported under GAAP.

The definitions of Adjusted EBITDA and Portfolio Cash Flow used by Royalty Pharma are the same as the definitions in the credit agreement. Noncompliance with the interest coverage ratio, leverage ratio and Portfolio Cash Flow ratio covenants under the credit agreement could result in lenders requiring the company to immediately repay all amounts borrowed. If Royalty Pharma cannot satisfy these covenants, it would be prohibited under the credit agreement from engaging in certain activities, such as incurring additional indebtedness, paying dividends, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA and Portfolio Cash Flow are critical to the assessment of Royalty Pharma’s liquidity.

Adjusted EBITDA and Portfolio Cash Flow are used by management as key liquidity measures in the evaluation of the company’s ability to generate cash from operations. Management uses Adjusted EBITDA and Portfolio Cash Flow when considering available cash, including for decision-making purposes related to funding of acquisitions, debt repayments, dividends and other discretionary investments. Further, these non-GAAP liquidity measures help management, the audit committee and investors evaluate the company’s ability to generate liquidity from operating activities.

Royalty Pharma Investor Relations and Communications

+1 (212) 883-6637

ir@royaltypharma.com